SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F   x    Form 40-F
                                    ------           ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes           No   x
                              ------        ------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

               Willis Group Holdings Reports 136% Rise in Record
                     Second Quarter 2002 Operating Results

    LONDON--(BUSINESS WIRE)--July 30, 2002--Willis Group Holdings Limited (NYSE:
WSH), the global insurance broker, today reports strong revenue and operating earnings growth for the quarter and six months ended June 30, 2002.
    Operating cash earnings for the second quarter, or net income excluding goodwill amortization, a non-cash charge for performance-based stock options and loss on disposal of operations, rose 136% to $59 million, or $0.35 per diluted share, compared to $25 million, or $0.18 per diluted share, a year ago.
    Reported revenues increased 22% in the second quarter to $411 million compared to a year ago. Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 18% for the quarter ended June 30, 2002, up from 17% in the first quarter, and 12% in the second quarter 2001. EBITDA margin, or revenues less general and administrative expenses (excluding non-cash compensation) to total revenues, was 28% for the second quarter 2002, up from 23% last year.
    Joe Plumeri, Chairman and Chief Executive Officer said, "I am proud to report another strong operating performance this quarter. Our record revenue growth was achieved with contributions beyond expectations from our Global, North America and International business units, as we leverage the strengths of our global resources and build a true sales and service culture.
    We continue to execute our business model of a pure, global broker. The profile of our clients' insurance and risk management needs has never been higher and those risks that were once marginalized now must be fully considered. Given these unique market conditions and escalating needs of clients, our role as broker and advocate to help them identify, transfer and mitigate risk has been greatly enhanced."
    Joe Plumeri continued, "We grow revenues, maintain disciplined expenses, expand margins, and bring those revenues to the bottom line. Our significant earnings and cash flow have allowed us to substantially reduce our long-term debt over the past year. Willis continues to enhance its financial flexibility through consistently strong performance."
    At June 30, 2002, total long-term debt was $677 million, down $232 million, or 26%, from a year ago. Willis has made significant long-term debt repayments from its operating cash flow, and the next mandatory debt payment is not due until November 2005.
    For the six months ended June 30, 2002, reported revenues were $862 million, up 21% from a year ago. Organic revenue growth was 17% for the first six months. Operating cash earnings for the first six months of 2002, or net income excluding goodwill amortization, a non-cash charge for performance-based stock options and loss on disposal of operations, rose 95% to $142 million, or $0.85 per diluted share, compared to $73 million, or $0.54 per diluted share, a year ago. EBITDA margin, or revenues less general and administrative expenses (excluding non-cash compensation) to total revenues, was 31% for the first half of 2002, up from 26% for the same period last year.
    Joe Plumeri concluded, "The foundation we have laid provides sound footing for continued growth and our mission to be the world's best broker. The efforts of our colleagues are greatly appreciated as we work toward building a great company. The momentum we've gained, along with our continuing investments in systems, recruitment and training, will serve us well in the future as we build for success in all market environments."
    In the second quarter 2002, a non-cash charge for performance stock options was recorded in the amount of $78 million ($65 million, or $0.44 per diluted share, after tax). This charge, which the company began to take in the third quarter 2001, recognizes performance-based options granted to management by the Board of Directors as part of the 1998 buyout arrangement with KKR, for meeting or exceeding 2001 and 2002 targets. The cumulative charge represents approximately 76% of the total estimated charge based on the current quarter-end stock price. Approximately $70 million of the pre-tax charge in the second quarter represented the cumulative catch-up adjustment based on the increase in the stock price during the quarter. The remaining performance stock option charge will be calculated according to the vesting schedule and any change in the stock price during 2002, and will be recognized quarterly through 2004.
    As a result of the non-cash performance option charge, the company reported a net loss for the quarter ended June 30, 2002 of $(7) million, or $(0.05) per diluted share, compared with net income of $17 million, or $0.12 per diluted share, for the same quarter last year. The company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. On implementing SFAS 142, amortization of goodwill ceased, leading to an increase in diluted earnings per share of approximately $0.05 compared to the second quarter of 2001, while no impairment charges resulted from its implementation. Reported net income for the six months ended June 30, 2002 was $61 million, or $0.38 per diluted share, compared to $56 million, or $0.42 per diluted share, last year.
    Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in about 80 countries, its global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (NYSE:
WSH). Additional information on Willis may be found on its web site www.willis.com.
    This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.


                     WILLIS GROUP HOLDINGS LIMITED
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in millions, except per share data)
                                   (unaudited)


                                  Three months        Six months
                                  ended June 30,      ended June 30,
                                  ---------------     ---------------
                                   2002     2001       2002     2001
                                  ------   ------     ------   ------
Revenues:
Commissions and fees               $ 393    $ 319      $ 829    $ 678
Interest income                       18       18         33       34
                                  ------   ------     ------   ------
Total Revenues                       411      337        862      712
                                  ------   ------     ------   ------
Expenses:
General and administrative
 expenses (excluding
 non-cash compensation)              294      259        591      527
Non-cash compensation
 - performance options                78        -         96        -
Depreciation expense                   8        8         16       17
Amortization of goodwill               -        8          -       17
Loss on disposal of operations         1        -          1        -
                                  ------   ------     ------   ------
Total Expenses                       381      275        704      561
                                  ------   ------     ------   ------
Operating Income                      30       62        158      151
Interest Expense                      17       21         34       42
                                  ------   ------     ------   ------
Income before Income
 Taxes, Equity in Net
 Income (Loss) of
 Associates and Minority Interest     13       41        124      109

Income Tax Expense                    20       16         63       47
                                 -------   ------     ------   ------
(Loss) Income before
 Equity in Net Income
 (Loss) of Associates
 and Minority Interest                (7)      25         61       62

Equity in Net Income
 (Loss) of Associates                  1       (1)         7        8
Minority Interest
 (including preferred
 dividends $nil, $6, $nil, $12)       (1)      (7)        (7)     (14)
                                 -------   ------     ------   ------
Net (Loss) Income                 $   (7)  $   17     $   61   $   56
                                 =======   ======     ======   ======
Net (Loss) Income per Share
  - Basic                       $  (0.05) $  0.13    $  0.41  $  0.44
  - Diluted                     $  (0.05) $  0.12    $  0.38  $  0.42
                                ========  =======    =======  =======

Average Number of
 Shares Outstanding
  - Basic                            147      128        147      126
  - Diluted                          147      138        159      134
                                ========  =======    =======  =======

Operating Cash Earnings(1)       $    59   $   25     $  142   $   73
Operating Cash
 Earnings(1) per Diluted Share $ 0.35 $ 0.18 $ 0.85 $ 0.54 Average Number of Diluted
 Shares, Operating Basis(2)          167      138        167      134
                                ========  =======    =======  =======


                     WILLIS GROUP HOLDINGS LIMITED
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in millions, except per share data)
                                   (unaudited)

    (1) Operating Cash Earnings

    Management believes that Operating Cash Earnings is a measure helpful to investors because it shows the results of the company's trading and finance costs without the impact of non-cash and non-recurring items. The derivation of Operating Cash Earnings from Net Income under US GAAP is shown below:


                                  Three months        Six months
                                  ended June 30,      ended June 30,
                                  ---------------     ---------------
                                   2002     2001       2002     2001
                                  ------   ------     ------   ------
Net (loss) income, as reported    $   (7)      17      $  61    $  56
Non-cash compensation
 - performance options (net of
 tax $13, $nil, $16, $nil)            65        -         80        -

Amortization of goodwill               -        8          -       17
Loss on disposal of operations         1        -          1        -
                                  ------   ------     ------   ------
Operating Cash Earnings           $   59   $   25     $  142   $   73
                                  ======   ======     ======   ======


    (2) Average Number of Diluted Shares, Operating Basis

    Management believes it is likely that the performance options will ultimately be earned in full. However, the actual results for the six months ended June 30, 2002 had not reached the minimum performance criteria (based on twelve months' results) necessary to trigger the vesting of the performance options. In accordance with SFAS 128, "Earnings per Share", such potentially issuable shares are not included in the Average Number of Diluted Share Outstanding until the actual results meet the minimum performance criteria. Management believes it is helpful to investors to present operating cash earnings per diluted share on the assumption that the performance options had been earned in full at June 30, 2002. Accordingly, the performance options have been included in the calculation of the Average Number of Diluted Shares, Operating Basis.

    CONTACT: Willis Group Holdings Limited
             Investors:
             Kerry K. Calaiaro, 212/837-0880
             calaiaro_ke@willis.com
             or
             Media:
             Nicholas Jones, +44 20 7488-8190
             jonesnr@willis.com
             Dan Prince, 212/837-0806
             prince_da@willis.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          WILLIS GROUP HOLDINGS LIMITED

                                 By: /s/ Mary E. Caiazzo
                                     -------------------
                                     Mary E. Caiazzo
                                     Assistant General Counsel

Date: July 30, 2002